13010882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO (City) CA (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY (858) 530-4419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740 (Address) COSTA MESA (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, DAN KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SORRENTO PACIFIC FINANCIAL, LLC

EVP, CHIEF FINANCIAL OFFICER

Title

Notary Public

LEANNE S. HOWARD
Commission # 1940341
Notary Public - California
San Diego County
My Comm. Expires Jun 10, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

DECEMBER 31, 2012
TOGETHER WITH INDEPENDENT AUDITOR'S REPORT
THEREON

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Member
Sorrento Pacific Financial, LLC
San Diego, CA

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sorrento Pacific Financial, LLC, as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement referred to above, based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Sorrento Pacific Financial, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP
Crowe Horwath LLP

Costa Mesa, California
February 26, 2013

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 1,866,816
Certificates of deposit	490,419
Receivables from clearing firms	668,047
Other assets and deposits	140,564
Total current assets	3,165,846
Client list, net (Note 9)	183,271
Deposits with clearing firms	105,287
Property and equipment, net	48,820
Total assets	$ 3,503,224
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 111,020
Accrued commissions	750,985
Due to affiliates	55,218
Earn-out obligation (Note 9)	-
Other accrued liabilities	147,582
Total current liabilities	1,064,805
Liabilities subordinated to the claims of general creditors	277,034
Total liabilities	1,341,839
COMMITMENTS AND CONTINGENCIES (Note 9)	-
MEMBER'S EQUITY	2,161,385
Total liabilities and member's equity	$ 3,503,224

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company provides broker-dealer and investment advisory services for regional and community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2012, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. During 2011, FDIC temporarily insured all noninterest-bearing transaction accounts through December 31, 2012. As of December 31, 2012, the Company had an uninsured cash balance of $84,992. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not sustained any material credit losses from this institution.

At December 31, 2012, the Company had commission and transaction related receivables of approximately 50% with one clearing firm.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Upon its incorporation, the Company elected to be taxed as a partnership for income tax purposes. However, during 2011 there was a technical termination of the Partnership and the company has converted to a single member limited liability company, which is disregarded for federal income tax purposes. Accordingly, revenues and expenses are reported on the Member's income tax returns and no federal income tax is included in the Company's financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2012, the Company does not have a liability for unrecognized tax uncertainties. As of December 31, 2012, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2009.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Certificates of Deposit

Certificates of deposit are investments that are not debt securities. Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "certificates of deposit" in current assets.

Receivables from Clearing Firms

Receivables from clearing firms primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses and is based on historical write-off experience and specific facts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property, equipment and software are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access for assets. (Examples include NYSE, NASDAQ, etc.).

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

As of December, 31, 2012, the Company has certificates of deposit which are accounted for at fair value based upon Level 2 inputs based upon quoted prices for identical instruments in active markets or matrix pricing on a recurring basis. With the exception of the certificates of deposit, there are no liabilities or other assets that are being measured at fair value on a recurring or nonrecurring basis.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December, 31, 2012:

Furniture and fixtures	$ -
Computers and equipment	33,130
Software	97,703
Leasehold improvements	-
	130,833
Less: Accumulated depreciation and amortization	(82,013)
Total property and equipment, net	$ 48,820

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following as of December 31, 2012:

Employee benefits	$ 118,724
Other	28,858
	$ 147,582

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2012, the Company had net capital of $1,729,135, which was $1,658,148 in excess of the required minimum net capital of $70,987. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority ("FINRA") and clearing firms.

NOTE 7 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has issued a subordinated note payable to an affiliate, CUSO Financial Services, Inc. The balance of the note at December 31, 2012 was $250,000 plus accrued interest payable of $27,034. The note bears interest at 4.5% per annum, is unsecured and all unpaid principal and interest is due in June 2014.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority. The subordinated liability is added to member's capital and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with CUSO Financial Services, LP (CFS), an entity related through common ownership. At December 31, 2012, intercompany payable to CFS was $45,218, and was included within due to affiliates on the accompanying statement of financial condition.

Additionally, the Company is involved in certain related party transactions with CUSO Financial Services, Inc. (CFS, Inc), an entity related through common ownership. Beginning in 2012, CFS, Inc. began providing insurance agency services to the Company. At December 31, 2012, intercompany payable to CFS, Inc. was $10,000 and was included within due to affiliates on the accompanying statement of financial condition.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Asset Purchase Agreement ("APA")

Effective July 15, 2009, the Company entered into an agreement with Partnervest Financial Group, LLC ("PFG") to purchase a client list from its broker-dealer for $250,000 cash, a 15% equity ownership in the Company, which was valued at $100,000, and an agreement to pay certain amounts (i.e. "earn out") based on revenues for a period of three years from the date of purchase. The client list is carried at amortized costs as follows:

The total estimated value of the client list consists of the following at December 31, 2012:

Client list	$ 678,751
Less: accumulated amortization	(495,480)
	$ 183,271

Expected future amortization of the client list is as follows:

Year Ending December 31,	Amount
2013	115,750
2014	67,521
	$ 183,271

The fair value attributable to the client list as of the acquisition date was based on assumptions as determined by the Company. The client list has a finite life and is amortized using the straight-line method over its estimated useful life. As of December 31, 2012, the earn-out obligation was $0.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.